11/28/14

14041962

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED NOV 25 2014

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67488

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 09/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Murray Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 ESE Loop 323, Suite 200
(No. and Street)

Tyler (City) Texas (State) 75701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

903-561-5588
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary V. Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Murray Securities, Inc., as of September 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBBIE L. JONES
My Commission Expires
May 06, 2017

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MURRAY SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

FOR YEAR ENDED SEPTEMBER 30, 2014
(WITH INDEDPENDENT AUDITOR'S REPORT THEREON)

MURRAY SECURITIES, INC.
TABLE OF CONTENTS

EDWARD RICHARDSON, JR., C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs
AMERICAN INSTITUTE OF CPAs

(248) 559-4514
Fax: (248) 559-0015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Murray's Securities, Inc.

I have audited the accompanying balance sheets of Murray's Securities, Inc. as of September 30, 2014 and, the related statements of income, stockholders' equity, and cash flows for the period ended September 30, 2014. Murray's Securities, Inc.'s management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on our audits.

I conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Murray's Securities, Inc. as of September 30, 2014 and the results of its operations and its cash flows for the period ended September 30, 2014 in conformity with accounting principles generally accepted in the United States of America.

Edward Richardson Jr CPA

Southfield, MI

November 20, 2014

MURRAY SECURITIES, INC.
BALANCE SHEET
September 30, 2014

ASSETS

Current Assets		
Cash on hand and in banks	$	9,285
Marketable investments		65,995
Deposits with clearing organizations		10,668
Receivable from clearing organizations		4,701
Prepaid expenses		2,000
TOTAL CURRENT ASSETS		92,649
Furniture and equipment, at cost less accumulated depreciation of $38,031		4,282
TOTAL ASSETS	$	96,931

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$	619
Accrued expenses		1,022
TOTAL CURRENT LIABILITIES		1,641
Long-Term Liabilities		0
TOTAL LIABILITIES		1,641
Stockholders' Equity		
Capital stock, no par value 10,000 shares authorized, 500 shares issued and outstanding		10,000
Paid in excess		60,000
Retained earnings		25,290
TOTAL STOCKHOLDERS' EQUITY		95,290
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	96,931

The footnotes are an integral part of the financial statements

MURRAY SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2014

<u>Revenues</u>		
Commissions earned		$ 971,490
Investment income		13
Interest income		7,672
Miscellaneous income		344
Total Revenue		979,519
<u>Expenses</u>		
Employee compensation and benefits	$ 795,375	
Clearance and quotation fees	59,820	
Occupancy	48,088	
Communications and data processing	12,399	
Other expenses	81,213	
Total Expenses		$ 996,895
Net Income (Loss)		$ (17,376)

The footnotes are an integral part of the financial statements

MURRAY SECURITIES, INC.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2014

Balance, September 30, 2013	$	42,666
Net Income		(17,376)
Dividends Paid		-
Balance, September 30, 2014	$	25,290

The footnotes are an integral part of the financial statements

MURRAY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2014

	Common Stock	Preferred Stock	Paid-in Capital	Retained Earnings	Total
Balances at September 30, 2013	$ 10,000	-	60,000	42,666	$ 112,666
Net Income				(17,376)	(17,376)
Balances at September 30, 2003	$ 10,000	-	60,000	25,290	$ 95,290

MURRAY SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ (17,376)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES:	
Depreciation	2,995
(Increase) decrease in operating assets:	
Receivable from clearing organizations	1,140
Investments	3
Other receivables	2,025
Increase (decrease) in operating liabilities:	
Accounts payable	(141)
Accrued liabilities	(6,317)
Net Cash Used By Operating Activities	(17,671)
NET CASH FLOWS FROM INVESTING ACTIVITIES	
Capital expenditures	(725)
Net Cash Used By Investing Activities	(725)
CASH FLOWS FROM FINANCING ACTIVITIES	0
NET DECREASE IN CASH AND CASH EQUIVALENTS	(18,396)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	38,350
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 19,954
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Interest paid	$ 0
Income taxes paid	$ 0

The footnotes are an integral part of the financial statements

MURRAY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2014

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Murray Securities, Inc. (the Company) was incorporated under the laws of the State of Texas on October 17, 2006. The company intends to act as a broker/dealer in certain securities as allowed by the Securities and Exchange Commission ("S.E.C.") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The fiancial statements of the Corporation have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables, and other liabilities.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Expenditures for major repairs that extend the useful lives are capitalized and expenditures for normal maintenance and repairs are expensed as incurred. Gains or lossed on assets sold or abandoned are included in the accompanying statement of operations in the period disposed.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Marketable Securities

Marketable securities consist of money market and debt securities. The Company classifies these as trading securities based on its intent to sell them in the near term. These securities are reported at fair value, with unrealized gains and losses included in income.

Statement of Cash Flows

The Company's daily cash transactions are conducted through a money market account. Regulatory agencies require that these accounts be subject to special deductions for net capital computations. Therefore, the money market account is not considered a cash equivalent.

Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Because it is at least reasonably possible that a change in estimate will occur in the near term, actual results could vary from the estimates that were assumed in preparing the financial statements.

Federal Income Taxes

The Company uses the accrual method of accounting for income tax purposes. Deferred income taxes are determined using the liability method in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic No. 740, Income Taxes. Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained upon examination. Uncertain tax positions are reduced by a liability for contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that payment will be made to the taxing authority.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. There were no material differences in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C - COMMITMENTS AND CONTINGENCIES

During the normal course of business, the Company clears customer transactions with SWS Securities, Inc. in Dallas, Texas. Should customers default or otherwise fail to perform, Murray Traff Securities, Inc. is obligated to close the transaction and bear any resulting loss. It is reasonably possible that a change in estimate will occur in the near term. An estimate of possible loss or range of loss cannot be made. At September 30, 2003, there was no liability for any such loss. In the normal course of business there are various outstanding commitments and contingent liabilities, which are not reflected in the accompanying financial statements. No losses are anticipated as a result of these transactions.

NOTE D - POSSESSION AND CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemption provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE E - STATEMENT OF EXEMPTION OF RESERVE REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of net capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it's net capital requirement under the alternative reserve requirement method.

NOTE F - CONCENTRATIONS OF CREDIT RISK

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions in Texas. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE G - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Office Equipment	3-7 Years	$	10,213
Furniture and Fixtures	7 Years		19,969
Leasehold Improvements	6 Years		12,133
			42,315
Less Accumulated Depreciation			(38,032)
Total		$	4,283

NOTE H - RENT

The Company leases office space under a long-term non-cancelable lease. The lease term is extended to December 31, 2015. Effective January 1, 2013, the fixed basic rent was amended to $3,515.33 per month. The contract stop-loss agreement is calculated on an annual basis, the amount of which is an allocated on a monthly basis. The rent expense for September 30, 2014 was $48088. The contract amount of the lease agreement for September 30, 2015, the final year of the agreement, is $42,160.

NOTE I - ADVERTISING

The Company did not incur advertising expenditures for the year ending September 30, 2014.

NOTE J - EMPLOYEE BENEFIT PLAN

The Company has adopted a Simplified Employee Pension Plan for employees. The Company contributes the lessor of 10% of employee compensation or a maximum of $49,000 for any one employee. The Company contributed $67,614 to the plan for year ended September 30, 2014.

NOTE K - SUSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through November 21, 2014 , which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events subsequently that would have a material impact on the financial statements.

NOTE L - FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., and exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as below:

Level 1 - Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have Level 1 assets.

Level 2 - Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 - Valuation techniques I which one or more significant inputs are observable in the marketplace. The Company did not have any Level 3 assets or liabilities.

Fair values of assets measured on a recurring basis at September 30, 2014 are as follows:

	Fair Value at Reporting Date Using:	
	Fair Value	**Quoted Price in Active Markets for Identical Assets (Level 1)**
9/30/2014 Government Bonds	$65,995	$65,995

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from this investment was $3.30.

NOTE L - FAIR VALUE MEASUREMENTS (CONTINUED)

The carrying amounts reflected in the balance sheet for cash, money market funds and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketplace securities are recorded at fair value on the balance sheet. A comparison of the carrying value of the financial instrument is as follows:

	Fair Value at Reporting Date Using: Carrying Value	Fair Value
9/30/2014 Government Bonds	$65,995	$65,995

Cost and fair value of marketable securities at September 30, 2014 are as follows:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
9/30/2014				
Held to Maturity:				
Government Bonds	$65,995	-	-	$65,995

The fair value of money market funds and marketable securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

NOTE M - DEFERRED INCOME TAXES

The Company did not provide the guidance provided by FASB ASC Topic 740, Income Taxes. This is a violation of generally accepted accounting principles. Had the pronouncement been followed the Company would have a deferred tax asset of $5.755.

Timing Differences @ 9/30/14	Book	Tax Return	Differences
Non Current			
Accumulated Depreciation	38,122	35,159	2,953
			0.15
Total Non Curmet			443
Current			
NOL Carryforward		32,553	32,553
Charitable Contribution Carryforward		2,888	2,888
			35,441
			0.15
Total Current			5,312
Net Deferred Tax Asset			5,755

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a5 OF THE
SECURITIES AND EXCHANGE ACT OF 1934

AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2014

MURRAY SECURITIES, INC.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5
AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2014

COMPUTATION OF NET CAPITAL

Total stockholders' equity		$ 95,290
Nonallowable assets		
Fixed assets	4,283	
Prepaids	2,000	(6,283)
Other charges		
Haircuts		
Undue concentration	182	(182)
Net allowable capital		$ 88,825

COMPUTATION OF BASIS NET CAPITAL REQUIREMENT

Minimum net capital required as a percentage of aggregate indebtedness	$ 109
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ 38,825

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 1,641
Percentage of aggregate indebtedness	1.85%

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Computations of Net Capital reported on FOCUS IIA as of September 30, 2014	$ 88,825
Adjustments:	
Change in equity adjustments	0
Change in non-allowable assets	0
Change in haircuts	0
Change in undue concentration	0
NCC per Audit	88,825
Reconciled Difference	$ 0

See accountant's audit report

MURRAY SECURITIES, INC.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5
AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2014

EXEMPTIVE PROVISIONS RULE 15c3-3

The Company is exempt from Rule 15c3-3 (k) (2) (ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities, Inc.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Balance of such claims at October 1, 2013	$ -
Additions	-
Reductions	-
Balance of such claims at September 30, 2014	$ -

See accountant's audit report

MURRAY SECURITIES, INC.
909 ESE LOOP 323, STE 200
Tyler, Texas 75701

November 21, 2014

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southland, MI 48075

Re: Exemption Rule 15c3-3 (k) (ii) for FYE 9/30/14

Dear Mr. Richardson

Please be advised that Murray Securities, Inc. has complied with Exemption Rule 15c3-3 (k) (ii), for the period October 1, 2013 through September 30, 2014. Murray Securities, Inc. did not hold customer securities or funds at any time during the period and does business pursuant to Exemptive Provision Rule 15c3-3 (k) (2) (ii) and has complied with this exemption since its inception of October 17, 2006.

Gary Murray, the president of Murray Securities, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of the review, September 30, 2014.

Gary Murray has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Murray Securities, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, please feel free to call me directly at 903-561-5588.

Respectfully,

Gary Murray

REPORT ON BROKER DEALER EXEMPTION

For the year ended September 30, 2014

EDWARD RICHARDSON, JR., C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs
AMERICAN INSTITUTE OF CPAs

(248) 559-4514
Fax: (248) 559-0015

November 21, 2014

Board of Directors
Murray Securities, Inc.
909 ESE Loop 323
Suite 200
Tyler, TX 75701

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Murray Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Murray Securities, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2(ii), and (2) Murray Securities, Inc. stated that Murray Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Murray Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Murray Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended September 30, 2014

EDWARD RICHARDSON, JR., C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs
AMERICAN INSTITUTE OF CPAs

(248) 559-4514
Fax: (248) 559-0015

Board of Directors
Murray Securities, Inc.
909 ESE Loop 323 Suite 200
Tyler, TX 75701

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period October 1, 2013 to September 30, 2014, which were agreed to by Murray Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Murray Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Murray Securities, Inc.'s management is responsible for Murray Securities, Inc. with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amounts of $1,865.00.

2. Compared audited Total Revenue for the period of October 01, 2013 through the September 30, 2014(fiscal year-end) with the amounts reported on Form SIPC-7T for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting a difference of 7.00.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Murray Securities, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

November 21, 2014